DIRECT DIAL:  (303) 282-4105
E-MAIL:  fmm@dillanddill.com

April 1, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:        Spicy Pickle Franchising, Inc.
Accession Number:  0000949353-10-000057
Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (333-148738)

To Whom It May Concern:

Spicy Pickle Franchising, Inc. inadvertently filed a Post-Effective Amendment No. 3 to its registration statement on Form S-1 with the incorrect Form Type (S-1/A instead of POS AM) on March 30, 2010.

On behalf of Spicy Pickle Franchising, Inc. we hereby request the withdrawal of that filing and will refile the document with the correct Form Type.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage